SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A NEGATIVE IMPACT ON THEIR LIFESTYLE OR FINANCIAL CONDITION.

JMSquared, PBC
3101 Rivercrest Drive
Austin, Texas 78746
Attention: Mason Arnold

Ladies and Gentlemen:

1. Offering.

(a) Subject to the terms and conditions set forth in this subscription agreement (this "**Agreement**"), JMSquared, PBC, a Delaware public benefit corporation (the "**Company**"), is conducting an offering (this "**Offering**") to sell and issue to subscribers ("**Subscribers**") up to 857,142 shares of Common Stock ("**Common Shares**") of the Company (the "**Offered Shares**"), at a purchase price of $0.583334 per Offered Share (the "**Per Share Purchase Price**"), for an aggregate purchase price of up to $500,000 (the "**Maximum Offering Amount**"), under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to that certain Form C (the "**Form C**") filed by the Company with the Securities and Exchange Commission (the "**SEC**") in connection with this Offering and the Offering Statement included therein (the "**Offering Statement**"). This Offering is being conducted on a "best efforts" basis and there is no minimum amount of Offered Shares to be sold thereunder. This Offering is open to investors qualifying as "accredited investors" (as that term is defined under Rule 501 of Regulation D promulgated under the Securities Act), as well as persons not qualifying as accredited investors.

(b) The Company is offering the Shares to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Company will pay the Portal a commission equal 6.5% of gross investor funds raised under the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(c) The Offered Shares have the relative rights, preferences, privileges, powers, and priorities set forth in that certain Certificate of Incorporation of the Company (the "**Certificate of Incorporation**"), a copy of which is attached to the Form C, that certain Stockholders Agreement of the Company (the "**Stockholders Agreement**"), dated February 17, 2022, entered into among the Company and its existing stockholders, a copy of which is attached to the Form C, and the By-Laws of the Company (the "**By-Laws**"), a copy of which is attached to the Form C. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms as set forth in the Stockholders Agreement.

2. Preferred Return of Purchase Price. In addition to the relative rights, preferences, privileges, powers, and priorities enjoyed by holders of Common Shares, Subscribers under this Offering will be entitled to payments of 5% of the Net Revenue (as defined below) of the Company (the "**Revenue Share**") until such time that the Company has paid an amount equal to the aggregate amount raised from Subscribers under this Offering. Revenue Share payments will be paid on a quarterly basis to the extent that the Company actually has Net Revenue during the preceding quarter from which to make the Revenue Share payments. When Revenue Share payments are made, each Subscriber under this Offering will be entitled to a pro rata amount of such Revenue Share payment, in an amount equal to the quotient of such Subscriber's respective Purchase Price divided by the aggregate amount of funds raised in this Offering. For purposes of this Agreement, "**Net Revenue**" means the gross revenues of the Company, minus any sales discounts, allowances, returns, commissions, and any other directly related selling expenses for a given period.

3. Subscription.

(a) The undersigned Subscriber is offering to purchase from the Company the number of Offered Shares set forth on the Subscriber Information Page hereto (the "**Subscribed Shares**"), in accordance with the terms and provisions of this Agreement. The total consideration to be paid for the Subscribed Shares as set forth on the Subscriber Information Page is referred to herein as the "**Purchase Price**." The number of Offered Shares set forth on the Subscriber Information Page hereto shall be an amount equal to the quotient of the Purchase Price divided by the Per Share Purchase Price; *provided*, if such an amount is not a whole number, the undersigned Subscriber shall decrease the Purchase Price in such an amount necessary to yield the nearest whole number of Subscribed Shares.

(b) **The undersigned Subscriber's subscription may be rejected, in whole or in part, by the Company at its sole discretion, for any or no reason whatsoever**. If the undersigned Subscriber's subscription documents are returned to it (and the undersigned Subscriber's subscription is rejected by the Company in its entirety), this Agreement shall thereafter be of no force or effect.

(c) The obligations of the undersigned Subscriber to purchase and pay for the Subscribed Shares, and of the Company to sell the Subscribed Shares, are subject to the satisfaction at or prior to the respective closing therefor of the following conditions precedent: the representations and warranties of the Company contained in the Form C and Section 5 hereof, and of the undersigned Subscriber contained in Section 6 hereof, shall be true and correct as of such closing in all respects with the same effect as though such representations and warranties had been made as of such closing.

(d) The Company will use the proceeds of the sale of the Offered Shares for funding development, expansion, and growth initiatives, marketing expenses, executive and employee compensation, attraction and retention of key employees, advisors, and consultants, and for general working

capital purposes, employee and service provider compensation, vendor service costs and expenses, and costs and fees incurred in connection with this Offering (including without limitation legal, financial, and tax counsel, representation, and related services), and as further set forth in the Form C.

4. Method of Subscription and Payment.

(a) To subscribe for the Subscribed Shares offered by the Company, the undersigned Subscriber shall (i) execute and deliver this Agreement to the Company through the Portal's website, (ii) execute and deliver a Joinder Agreement to the Stockholders Agreement through the Portal's website, (iii) if applicable, deliver a Spouse's Agreement to the Stockholders Agreement, duly executed by the undersigned Subscriber's spouse, and (iv) pay the Purchase Price in the manner specified in the Form C and Offering Statement, and as further directed by the Portal thought the Portal's website. The Purchase Price shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf.

(b) Except as otherwise provided herein, until the Termination Date, the Company may accept in whole or in part, the undersigned Subscriber's offer to subscribe for the Offered Shares, subject to Section 4(c) below. If the Company does not accept, in whole or in part, subject to Section 4(c) below, the undersigned Subscriber's offer on or before the Termination Date, the Company shall return all or part, as applicable, of the Purchase Price to the undersigned Subscriber without interest or deduction.

(c) The Company may close the transactions contemplated by this Offering in a single or multiple closings at any time after it has accepted any offers to purchase Common Shares under this Offering. Upon the closing of the undersigned Subscriber's subscription, the undersigned Subscriber shall be admitted as a stockholder of the Company and become a holder of Common Shares. Promptly after such closing, the Company shall deliver to the undersigned Subscriber a copy of this Agreement, dated and effective as of the respective closing date, and countersigned by the Company.

(d) The undersigned Subscriber shall not, directly or indirectly, whether voluntarily, by operation of law, upon death or otherwise, sell, pledge, mortgage, hypothecate, give, bequeath, transfer, create a security interest in or lien on, place in trust (voting or otherwise), assign or in any other way whatsoever encumber or dispose of, any of the Common Shares that the undersigned Subscriber is issued (or any interest therein) now or hereafter at any time owned by the undersigned Subscriber, except in accordance with the Certificate of Incorporation, the Stockholders Agreement, the By-Laws, this Agreement, and applicable state and federal securities laws.

(e) The undersigned Subscriber understands that the Company may terminate this Offering at any time. The undersigned Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this offering.

5. Representations and Warranties of the Company. The Company acknowledges, represents, and warrants to the undersigned Subscriber as follows:

(a) Organization. The Company is a public benefit corporation duly formed, validly existing, and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties (if any) and carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each

jurisdiction where the failure to be so qualified or licensed would have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. At the time of the sale of the first Offered Share, the Certificate of Incorporation shall be as attached to the Form C, the By-Laws shall be as attached to the Form C, the Stockholders Agreement shall be as attached to the Form C, and the Board will comprise of four (4) persons, Mason Arnold, Jessica Kezar, Jeff Paine, and Melanie MacFarlane, each of which are current direct or indirect stockholders of the Company holding all the Common Shares issued and outstanding immediately prior to the commencement of this Offering, as more further detailed in the Form C.

(b) Authorization; Validity of Agreements. The execution and delivery by the Company of this Agreement, the Certificate of Incorporation, the By-Laws, and the Stockholders Agreement, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, Board (as such term is defined in the Stockholders Agreement), and its stockholders necessary for the authorization, execution, and delivery of such agreements, the performance of such agreements and the consummation of such agreements, and no other proceedings on the part of the Company or on the part of the Board, its officers, or its stockholders are necessary. The person executing such agreements on behalf of the Company has all right, power, and authority to execute and deliver such agreements on behalf of the Company. Such agreements have been duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery hereof and thereof by the undersigned Subscriber, will constitute the legal, valid, and binding obligations of the Company, enforceable in accordance with their terms.

(c) Capitalization. As of the date hereof, the Company has authorized 10,000,000 shares of capital stock, par value of $0.0001 per share, of which 6,000,000 shares are issued and outstanding. As of the date hereof, except as described in the previous sentence, the Company had not issued and was not obligated to issue any equity or securities (including debt instruments) exercisable or exchangeable for, or convertible into, equity of the Company, or any warrants, options or other rights of any kind to acquire any such equity. Except for the Certificate of Incorporation, By-Laws, and Stockholders Agreement, the Company is not a party or subject to any agreement or understanding, and, to the Company's Knowledge (as defined below), there is no agreement or understanding between any persons and/or entities, that affects or relates to the voting or giving of written consents with respect to any security or by a stockholder of the Company. As used herein, the term "**Company's Knowledge**" means the actual knowledge of Mason Arnold, solely in his capacity as the Chief Executive Officer of the Company. The outstanding Shares (as such term is defined in the Stockholders Agreement) have been duly authorized and validly issued, and are fully paid and nonassessable, and were issued in accordance with the registration and qualification provisions, or exemptions therefrom, of the Securities Act and state securities laws. The Offered Shares, when issued and the consideration therefor has been received as provided therein, shall be duly authorized and validly issued, fully paid and non-assessable, and shall be issued in accordance with the registration and qualification provisions, or exemptions therefrom, of the Securities Act and state securities laws. The Offered Shares, when issued and the consideration therefrom has been received, will be free of restrictions on transfer except as set forth herein or in the Certificate of Incorporation, By-Laws, and Stockholders Agreement.

(d) No Conflicts. The execution, delivery, and performance of this Agreement, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) result in a violation of the Certificate of Incorporation, By-Laws, or Stockholders Agreement, or (ii) to the Company's

Knowledge, conflict with, or constitute a material default under, any agreement, indenture, or instrument to which the Company is as of the date of any closing hereunder a party, including without limitation the Stockholders Agreement. Other than the filing of the Form C with the SEC or any state securities filings that may be required to be made by the Company subsequent to any closing under this Offering, the Company is not required under federal, state or local law, rule, or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or self-regulatory entity in order for it to perform any of its obligations under this Agreement or issue the Offered Shares in accordance with the terms hereof.

(e) Litigation, Etc. As of the date hereof, there is no pending or, to the Company's Knowledge, threatened, legal proceeding or investigations against the Company or its subsidiaries, and there is no pending legal proceeding that has been commenced by the Company or that the Company has threatened to file against any person. To the Company's Knowledge, the Company is not a party to or subject to the provisions of any order, writ, injunction, judgment, or decree of any court or governmental agency or investigative body.

(f) Intellectual Property. To the Company's Knowledge, the Company owns or has the right to use all copyrights, trademarks, patents, and other intellectual property necessary for the conduct of its business as presently conducted. As of the date hereof, the Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the copyrights, trademarks, patents, or other intellectual property rights of any other person that it has not amicably resolved or the alleged or claimed damages. To the Company's Knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or persons it currently intends to hire) made prior to their employment by the Company. Each key employee and consultant of the Company has assigned to the Company all intellectual property rights he or she owns that are related to the Company's business as now conducted and as presently proposed to be conducted.

(g) Material Contracts. To the Company's Knowledge, the Company is not in default under any material contract (including, without limitation, the Company's real property lease, if any) to which it is a party, and there is no event known to the Company that, with or without notice or lapse of time or both would constitute such a default by the Company or give the other party to any such contract the right to terminate, cancel, accelerate or modify such contract.

(h) Compliance with Law. To the Company's Knowledge, the Company is in compliance with all applicable federal, state, and local statutes, laws, regulations, and executive orders applicable to the Company's businesses and properties.

(i) Subsidiaries. As of the date hereof, the Company does not have any subsidiaries and does not own or control, directly or indirectly, any interest in any other corporation, partnership, limited liability company, trust, joint venture, association, or other entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

(j) Conflicts of Interest; Board; Employees. Each of Mason Arnold, Jessica Kezar, Jeff Paine, and Melanie MacFarlane, the only current members of the Board, intend on holding direct and indirect ownership and contractual interests with third parties, subsidiaries, and affiliates of the Company, which such interests may be in direct or indirect competition with the Company and its subsidiaries, or give rise to conflicting interests between or among the same. Upon admission to the Company as a stockholder,

each Subscriber under the Offering will be required to waive any rights or claims with respect to any such conflicting interests or any breaches of fiduciary duties to the Company or the stockholders with respect to such interests and conflicts. Other than (i) the foregoing interests and conflicts, (ii) standard employee benefits generally made available to all employees, if any, (iii) the Certificate of Incorporation and Stockholders Agreement, (iv) proprietary information and inventions assignment agreements, and (v) standard indemnification agreements approved by the Board, if any, there are no agreements, understandings, or proposed transactions between the Company, on the one hand, and any of its directors, officers, consultants, independent contractors, advisors, or employees, or any affiliate thereof, on the other hand. None of the Company's directors, officers, or employees, or any member of their immediate families, or any affiliate of the foregoing (i) are, directly or indirectly, indebted to the Company other than advances made in the ordinary course of business to employees, or, (ii) except as described above, to the Company's Knowledge have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated (other than the Company) or with which the Company has a business relationship, or any firm or corporation which competes with the Company except that such person may own stock in (but not exceeding two percent (2.00%) of the outstanding capital stock) publicly-traded companies that may compete with the Company.

(k) Financial Statements; Liabilities. The Company was originally formed on February 17, 2022. Each stockholder of the Company is entitled to certain statutory information rights. The Company has no material liabilities, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business, which, individually or in the aggregate, are not material to the financial condition or operating results of such entity or the Company, (b) obligations under contracts and commitments incurred in the ordinary course of business, and (c) obligations and liabilities listed on the Company's unaudited financials. The Company is not a guarantor or indemnitor of any indebtedness of any other person, firm, or corporation.

(l) Voting Rights. Except as set forth in the Certificate of Incorporation, the By-Laws, and the Stockholders Agreement, the Company is not a party or subject to any agreement or understanding, and, to the Company's knowledge, there is no other agreement or understanding between any persons and/or entities, which affects or relates to the voting rights or giving of written consents with respect to any security or by any stockholder, director, or officer of the Company.

(m) Disclosure. The Company has fully provided the undersigned Subscriber with all the information that the undersigned Subscriber has requested for deciding whether to purchase the Common Shares. To the Company's Knowledge, neither this Agreement nor any other statements or documents made or delivered in connection with this Agreement or with any other transaction agreement contain any untrue statement of a material fact or omit a material fact necessary to make the statements in this Agreement not misleading. Projections made by the Company in describing its business plan have been prepared in good faith, but the Company makes no representation or warranty regarding such projections. The Company makes no representation or warranty of any kind with respect to any private placement or similar memorandum or disclosure of the type of information customarily furnished to purchasers of securities provided to the undersigned Subscriber. Any information contained in any such memorandum or disclosure may not be relied upon by the undersigned Subscriber.

(n) Property; Title to Assets. Subject to real property leases for certain of the Company's physical locations, if any, the Company holds all right, title, and interest in and to all of its current assets and is current on all of its debt obligations with claims to property and assets that the Company owns, if any, except for statutory liens for the payment of current taxes that are not yet delinquent and

encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. The Company does not own any real property, other than those certain leases mentioned above, if any.

(o) Tax Returns and Payments. There are no federal, state, county, local, or foreign taxes due and payable by the Company which have not been timely paid. There are no accrued and unpaid federal, state, county, local, or foreign taxes of the Company which are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports by any applicable federal, state, local or foreign governmental agency. The Company has duly and timely filed all federal, state, county, local, and foreign tax returns required to have been filed any of them, and there are in effect no waivers of applicable statutes of limitations with respect to taxes for any year.

6. Representations and Warranties of the undersigned Subscriber. The undersigned Subscriber acknowledges, represents, and warrants to the Company as follows:

(a) Organization. If the undersigned Subscriber is an entity, the undersigned Subscriber is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to enter into this Agreement and the Stockholders Agreement, and to consummate the transactions contemplated hereby and thereby. If the undersigned Subscriber is an entity, the undersigned Subscriber is duly qualified or licensed to do business and is in good standing in each jurisdiction where the failure to be so qualified or licensed would have a material adverse effect on the ability of the undersigned Subscriber to enter into such agreements. If the undersigned Subscriber is an individual, he or she has the legal capacity to enter into such agreements, and to consummate the transactions contemplated hereby and thereby.

(b) Authorization; Validity of Agreement. The decision to invest and the execution and delivery of this Agreement and the Stockholders Agreement by the undersigned Subscriber, the performance by the undersigned Subscriber of the obligations hereunder and thereunder, and the consummation by the undersigned Subscriber of the transactions contemplated hereby and thereby have been duly authorized and no other proceedings on the part of the undersigned Subscriber are necessary. The person executing this Agreement on behalf of the undersigned Subscriber has all right, power, and authority to execute and deliver such agreements on behalf of the undersigned Subscriber. Each such agreement has been duly executed and delivered by the undersigned Subscriber and, assuming the due authorization, execution, and delivery of each such agreement by the Company, will constitute the legal, valid, and binding obligation of the undersigned Subscriber, enforceable against the undersigned Subscriber in accordance with their terms.

(c) Due Diligence. The undersigned Subscriber has received and reviewed a copy of the Form C, accompanying Offering Statement, Certificate of Incorporation, By-Laws, and Stockholders Agreement. With respect to information provided by the Company, the undersigned Subscriber has relied solely on the information contained in this Agreement, the Form C, and accompanying Offering Statement to make the decision to purchase the Shares.

(d) High Degree of Risk of Loss of Investment. The undersigned Subscriber acknowledges that an investment in the Offered Shares is a speculative investment and involves a high degree of risk, and that the Company makes no assurances whatsoever concerning the present or prospective value of such Offered Shares. The undersigned Subscriber understands and accepts that the purchase of the

Shares involves various risks, including, without limitation, the risks outlined in the Form C. the accompanying Offering Statement, and in this Agreement. The undersigned Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned Subscriber has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned Subscriber has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned Subscriber's investment in the Company. The undersigned Subscriber further acknowledges and agrees that an investment in the Offered Shares involves a significant risk that the undersigned Subscriber may lose its entire investment in the Company without any repayment or receipt of all or any portion of its investment in the Company, or without the receipt of all or any portion of any dividends or distributions of the assets or profits of the Company to the stockholders.

(e) Independent Counsel. The undersigned Subscriber acknowledges that it has been advised to consult with its own attorney regarding legal matters concerning the Company, this Offering, and the investment in the Offered Shares and has been advised to consult with the undersigned Subscriber's tax advisor regarding the tax consequences of acquiring and holding any such Offered Shares.

(f) Own Account. The undersigned Subscriber is acquiring the Offered Shares for the undersigned Subscriber's own account for investment and not with a view to or for resale in connection with any distribution of any such Offered Shares. The undersigned Subscriber has not offered or sold any portion of the Offered Shares, and has no present intention of dividing the Offered Shares with others or of selling, distributing, or otherwise disposing of any portion of the Offered Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance.

(g) Additional Transfer Restrictions. The undersigned Subscriber understands and agrees that, in addition to the restrictions set forth in this Agreement, the Certificate of Incorporation, the By-Laws, and the Stockholders Agreement, and under applicable state and federal securities laws, the following legend will be placed on any certificate(s) or other document(s) evidencing the Offered Shares (if such Common Shares are certificated) and the undersigned Subscriber must comply with the terms and conditions set forth in such legends prior to any resales, pledges, hypothecations or other transfers of the Offered Shares:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, BY-LAWS, AND AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH CERTIFICATE OF INCORPORATION, SUCH BY-LAWS, AND SUCH STOCKHOLDERS AGREEMENT.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION

STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER."

Stop transfer instructions have been or will be placed on any certificates or other documents evidencing the Offered Shares so as to restrict the resale, pledge, hypothecation or other transfer thereof in accordance with the provisions hereof.

The undersigned Subscriber understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned Subscriber may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned Subscriber understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Offered Shares become freely transferable, a secondary market in the Offered Shares may not develop. Consequently, the undersigned Subscriber understands that the undersigned Subscriber must bear the economic risks of the investment in the Offered Shares for an indefinite period of time.

The undersigned Subscriber agrees that the undersigned Subscriber will not sell, assign, pledge, give, transfer, or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.50l of Regulation Crowdfunding.

(h) Capacity. The undersigned Subscriber, if an individual, has reached the age of majority in the state in which the undersigned Subscriber resides, has adequate means of providing for the undersigned Subscriber's current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Common Shares for an indefinite period of time, has no need for liquidity in such investment, and, at the present time, could afford a complete loss of such investment.

(i) Residence. The undersigned Subscriber maintains his or her residence, or its domicile and principal place of business, and is not merely a transient or temporary resident, at the residence address provided by the Portal in writing.

(j) Non-Reliance. The undersigned Subscriber represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, the Portal, or any of its stockholders, directors, officers, consultants, advisors, independent contractors, or employees, as investment advice or as a recommendation to purchase the Offered Shares. It is understood that information and explanations related to the terms and conditions of the Offered Shares and the Form C and accompanying Offering Statement, and other transaction documents that are described in the Certificate of Incorporation, By-Laws, and Stockholders Agreement shall not be considered investment advice or a recommendation to purchase the Offered Shares. The undersigned Subscriber confirms that the Portal, none of the Company, stockholders, directors, officers, or employees of the Company have (i) given any implicit or explicit guarantee, warranty, or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Offered Shares, or (ii) made any representation to the undersigned Subscriber regarding the legality of an investment in the Offered Shares, under applicable legal investment or similar laws or regulations. In deciding to purchase the Offered Shares, the undersigned Subscriber is not relying on the advice or recommendations of the Company or any stockholder, director, officer, or employee of the Company, and the undersigned Subscriber has made its

own independent decision that the investment in the Offered Shares is suitable and appropriate for the undersigned Subscriber.

(k) Investment Limit. Including the amount set forth on the Subscriber Information Page, in the past 12-month period, the undersigned Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(l) Obligations Irrevocable. The obligations under this Agreement of the undersigned Subscriber are irrevocable.

(m) Company's Reliance. The undersigned Subscriber understands that, unless the undersigned Subscriber notifies the Company in writing to the contrary before the respective closing on such Subscriber's purchase of Offered Shares, each of such Subscriber's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of such closing, taking into account all information received by such Subscriber.

(n) Sophistication. The undersigned Subscriber has such knowledge, skill, and experience in business, financial, and investment matters that such Subscriber is capable of evaluating the risks and merits of an investment in the Offered Shares. With the assistance of such Subscriber's own professional advisors, to the extent that such Subscriber has deemed appropriate, such Subscriber has made its own legal, tax, accounting, and financial evaluation of the risks and merits of an investment in the Offered Shares and the consequences of entering into this Agreement, the Stockholders Agreement, and investing in the Offered Shares.

7. Indemnification. The undersigned Subscriber shall indemnify, defend, and hold harmless the Company and each of its directors, officers, stockholders, employees, consultants, advisors, independent contractors, control persons, and agents, and each of their respective affiliates, who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit, or other proceeding, whether civil, criminal, administrative, or investigative, by reason of or arising from or in any way relating to any actual or alleged misrepresentation or misstatement made by the undersigned Subscriber to the Company contained herein or in the undersigned Subscriber's Suitability Questionnaire for any damage, liability (whether joint or several), claim, loss, penalty, cost (including, without limitation, reasonable attorneys' fees and expenses, judgments, fines and amounts paid in settlement) incurred by the Company or any such stockholder, director, officer, employee, consultant, advisor, independent contractor, control person, or agent, or any of their respective affiliates, in connection with any such action, suit, or proceeding for which the Company or any such director, stockholder, officer, employee, control person, or agent of the Company, or their respective affiliates, as the case may be, has not otherwise been reimbursed by a third party.

8. Confidentiality. The information contained in the Documents is confidential and nonpublic, and all such information shall be kept in confidence by the undersigned Subscriber and shall neither be used by the undersigned Subscriber for his, her, or its personal benefit, other than in connection with his subscription for Offered Shares, nor disclosed to any third party for any reason; *provided*, *however*, that this obligation will not apply to any such information that (i) is part of the public knowledge or literature as of the date hereof, (ii) becomes a part of the public knowledge or literature (except as a result of a breach of these provisions) subsequent to the date hereof, or (iii) is received from third parties (except third parties

who disclose such information in violation of any confidentiality agreements including, without limitation, any subscription agreement they may have with the Company).

9. Expenses. Except as otherwise expressly provided herein, all costs and expenses, including without limitation fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be borne and paid by the party incurring such costs and expenses.

10. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing, and shall be delivered in person, or by first class certified mail return receipt requested (postage prepaid) or by email duly addressed to the parties at their respective mailing or email addresses, as applicable, set forth as follows:

If to the Company:	JMSquared, PLLC 3101 Rivercrest Drive Austin, Texas 78746 Attention: Mason Arnold Email: mason@theconsciouspet.life
With a Copy to:	McGovern Law, PLLC Attention: Michael S. McGovern Email: mmcgovern@mcgovernlaw.com
If to the Subscriber:	The address provided by the Portal in writing

Any party may specify a different mailing or email address for such purpose by a notice of change of mailing or email address given to the other party in the manner specified by this Section 10. Any notice hereunder shall be effective: (i) if delivered in person, on the day delivered; (ii) if sent by email, on the day sent if sent prior to 5:00 p.m. (Central time) on a business day and if a written or electronic confirmation of receipt is obtained, otherwise the following business day; or (iii) if sent by certified mail, on the fourth (4th) business day following the date sent.

(b) Remedies Cumulative; Invalidity; Certain Costs and Expenses. All remedies, rights, undertakings, obligations, and agreements contained in this Agreement shall be cumulative, and none of them shall be in limitation of any other remedy, right, undertaking, obligation, or agreement available to any of the parties hereto, whether at law, in equity, or otherwise. It is the intent of the parties that this Agreement shall be enforced to the fullest extent permitted by applicable law. The prevailing party in any claim, action, suit, or proceeding arising out of or relating to this Agreement shall be entitled to collect its costs and expenses in connection with such claim, action, suit, or proceeding (including, without limitation, the reasonable fees and expenses of attorneys and other experts and court costs).

(c) Amendment; Waiver. Any amendment, modification, or waiver of any term or provision of this Agreement shall only be effective if such amendment, modification, or waiver is evidenced by an instrument in writing duly executed by each of the parties hereto. No waiver by a party of any breach

of any provision of this Agreement shall be deemed to be a waiver of any preceding or subsequent breach of the same or similar nature or of any other provision of this Agreement.

(d) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to agreements made and to be performed therein, without regard or reference to any choice of laws or conflicts of laws principles of any jurisdiction. The parties hereto hereby unconditionally and irrevocably consent of the exclusive personal and subject matter jurisdiction of the federal and state courts located in Travis County, State of Texas, in respect of any claim, action, suit, or proceeding arising out of or relating to this Agreement. In connection with any such claim, action, suit, or proceeding, the parties unconditionally and irrevocably waive any right to assert that such party is entitled to any immunity from legal process, judgment, or execution of judgment.

(e) Assignment, Etc. This Agreement shall inure to the benefit of, and shall be binding upon, the parties and their successors and permitted assigns. Except as otherwise provided herein, this Agreement may not be assigned by any party hereto nor may any party's duties or obligations hereunder be delegated, without the prior written consent of the other party, except that the Company shall be entitled to assign this Agreement without such consent in connection with (i) a merger or consolidation or (ii) the sale of all or substantially all of its business or of all or substantially all of its assets.

(f) Entire Agreement. This Agreement, along with the Form C, Offering Statement therein, Stockholders Agreement, Certificate of Incorporation, and By-Laws, (i) constitutes the entire understanding and agreement of the parties with respect to the subject matter hereof, and supersedes any and all other prior and contemporaneous agreements and understandings, if any, whether oral or written, with respect to such subject matter, all of which are merged herein and therein and (ii) there are no representations, warranties, agreements, or promises between the parties with respect to such subject matter, except those which are expressly set forth herein and therein. In the event of conflict of any of the terms of this Agreement and the Stockholders Agreement, the terms of the Stockholders Agreement will control. THIS AGREEMENT SHALL NOT BE CONSTRUED OR INTERPRETED AGAINST THE PARTY CAUSING THIS AGREEMENT TO BE DRAFTED.

(g) Counterparts. This Agreement may be executed in multiple counterparts, each of which when executed shall be deemed to be an original, and all of which, when taken together, shall constitute one and the same document and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, email, or other electronic method, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile, email, or other electronic signature page were an original thereof.

(h) Severability. In the case where any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree in good faith upon a valid and enforceable provision that shall be a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

(i) Further Assurances. The undersigned Subscriber will execute any additional documents and perform any acts that are or may become reasonably necessary (as determined by the Board) to effectuate the purposes of this Agreement.

(j) Headings. The section headings contained in this Agreement are inserted herein for the purpose of convenience and reference only and are not to be given any substantive effect and shall not be used or have any effect on the construction or interpretation of any term or provision hereof.

(k) Survival. The representations, warranties, and covenants of the parties contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated hereunder, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the undersigned Subscriber, its Purchaser Representative, or counsel, as the case may be.

(l) Notification of Changes. The undersigned Subscriber hereby covenants and agrees to notify the Company immediately upon the occurrence of any event prior to the closing of the purchase of the Common Shares pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned Subscriber contained in this Agreement to be false or incorrect.

(m) California Corporate Securities Law. THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 2515 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

(n) Waiver of Potential Conflicts of Interest. The undersigned Subscriber and the Company acknowledge that McGovern Law, PLLC, a Texas professional limited liability company ("**McGovern Law**"), may have represented and may currently represent certain investors under the Offering, including the undersigned Subscriber. In the course of such representation, McGovern Law may have come into possession of confidential information relating to such investors. Each of the undersigned Subscriber and the Company acknowledges that McGovern Law is representing only the Board in this transaction. By executing this Agreement, each of the undersigned Subscriber and the Company hereby waives any actual or potential conflict of interest that may arise as a result of McGovern Law's representation of such persons and entities and McGovern Law's possession of such confidential information. Each of the undersigned Subscriber and the Company represents that it has had the opportunity to consult with independent counsel concerning the giving of this waiver.

(o) Market Stand-Off. 1f so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned Subscriber (including any successor or assign) shall not sell or otherwise transfer any Offered Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or

Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

[**SUBSCRIBER INFORMATION PAGE FOLLOWS**]

SUBSCRIBER INFORMATION PAGE

Please print here the exact name under which the subscriber desires to have its Common Shares registered (must be beneficial owner).

Subscriber's Legal Name: [ENTITY NAME]

Common Shares Subscription:

Effective Date of Subscription [EFFECTIVE DATE]

Dollar Amount of Subscription for **Common Shares**: $ $[AMOUNT]

Number of **Series Seed Shares**: [SHARES]

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

JMSquared, PBC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

CERTIFICATE OF INCORPORATION

[SEE ATTACHED]

CERTIFICATE OF INCORPORATION
OF
JMSQUARED, PBC

I, the undersigned, for the purpose of creating and organizing a public benefit corporation under the provisions of and subject to the requirements of the Delaware General Corporation Law (the "**DGCL**"), certify as follows:

ARTICLE ONE

Public Benefits Corporation

The Corporation shall be a public benefit corporation as contemplated by subchapter XV of the DGCL, or any successor provisions, that it is intended to operate in a responsible and sustainable manner and to produce a public benefit or benefits, and is to be managed in a manner that balances the stockholders pecuniary interests, the best interests of those materially affected by the Corporation's conduct and the public benefit or benefits identified in the Certificate of Incorporation (the "**Certificate of Incorporation**") of JMSquared, PBC (the "**Corporation**").

ARTICLE TWO

Entity Name

The name of the Corporation is JMSquared, PBC.

ARTICLE THREE

Registered Office and Registered Agent

The address of the registered office of the Corporation in the State of Delaware is 108 Lakeland Avenue, Dover, Delaware 19901, County of Kent. The name of the registered agent of the Corporation at such address is Capitol Services, Inc.

ARTICLE FOUR

Nature of Business

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. As its specific purpose, the Corporation shall have a positive effect on pets.

ARTICLE FIVE

Authorized Shares

The total number of shares of stock which the Corporation is authorized to issue is 10,000,000. All shares shall be Common Stock par value $0.0001 per share and are to be of a single class.

ARTICLE SIX

Incorporators

The name and mailing address of the incorporator of the Corporation are:

Name	Address
Michael S. McGovern	508 West 12th Street Austin, Texas 78701

ARTICLE SEVEN

Election of Directors

Unless and except to the extent that the By-laws of the Corporation (the "**By-laws**") shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE EIGHT

Limitation of Director Liability

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after approval by the stockholders of this Article 8 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article 8 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE NINE

Indemnification

The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this Article 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE TEN

Amendment of the Certificate of Incorporation

The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or the By-laws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

ARTICLE ELEVEN

By-Laws

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to adopt, amend, or repeal the By-laws or adopt new By-laws without any action on the part of the stockholders; *provided*, that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

[**SIGNATURE PAGE FOLLOWS**]

IN WITNESS WHEREOF, the undersigned being the incorporator, for the purpose of forming a public benefit corporation pursuant to the DGCL, does make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this 17th day of February, 2022.

By: ______________________
Name: Michael S. McGovern
Title: Incorporator

EXHIBIT B

BY-LAWS

[SEE ATTACHED]

BY-LAWS
OF
JMSQUARED, PBC

ARTICLE I
OFFICES

Section 1.01 Offices. The address of the registered office of JMSquared, PBC (hereinafter called the "**Corporation**") in the State of Delaware shall be at 108 Lakeland Avenue, Dover, Delaware 19901. The Corporation may have other offices, both within and without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") from time to time shall determine or the business of the Corporation may require.

Section 1.02 Books and Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 2.01 Place of Meetings. All meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of meeting.

Section 2.02 Annual Meeting. The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting.

Section 2.03 Special Meetings. Special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the Board of Directors and may not be called by any other person or persons. The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.

Section 2.04 Adjournments. Any meeting of the stockholders, annual or special, may be adjourned from time to time to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting

and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 2.05 Notice of Meetings. Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and means of remote communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten days nor more than 60 days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Except as otherwise provided herein or permitted by applicable law, notice to stockholders shall be in writing and delivered personally or mailed to the stockholders at their address appearing on the books of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, notice of meetings may be given to stockholders by means of electronic transmission in accordance with applicable law. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 2.06 List of Stockholders. The officer of the Corporation who has charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 2.07 Quorum. Unless otherwise required by law, the Corporation's Certificate of Incorporation (the "**Certificate of Incorporation**") or these by-laws, at each meeting of the stockholders, a majority in voting power of the shares of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power, by the

affirmative vote of a majority in voting power thereof, to adjourn the meeting from time to time, in the manner provided in **Section 2.04**, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. At any such adjourned meeting at which there is a quorum, any business may be transacted that might have been transacted at the meeting originally called.

Section 2.08 Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the chief executive officer, or in his or her absence or inability to act, the president, if any, or, in his or her absence or inability to act, the person whom the chief executive officer shall appoint, shall act as chairman of, and preside at, the meeting. The secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 2.09 Voting; Proxies. Unless otherwise required by law or the Certificate of Incorporation the election of directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation or these by-laws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 2.10 Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required by law, appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and make a written report thereof. The Board of Directors may designate one or more

persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting, the existence of a quorum and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board of Directors, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11 Written Consent of Stockholders Without a Meeting. Any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.11, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 2.12 Fixing the Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the

Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (i) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt

such rules and procedures, not inconsistent with the Certificate of Incorporation, these by-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02 Number; Term of Office. The Board of Directors shall consist of four (4) members. Each director shall hold office until a successor is duly elected and qualified or until the director's earlier death, resignation, disqualification or removal.

Section 3.03 Newly Created Directorships and Vacancies. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified or the earlier of such director's death, resignation or removal.

Section 3.04 Resignation. Any director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified.

Section 3.05 Removal. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of directors may remove any director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 3.06 Fees and Expenses. Directors shall receive such fees and expenses as the Board of Directors shall from time to time prescribe.

Section 3.07 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.08 Special Meetings. Special meetings of the Board of Directors may be held at such times and at such places as may be determined by the chairman or the chief executive officer on at least 24 hours' notice to each director given by one of the means specified in **Section 3.11** hereof other than by mail or on at least three days' notice if given by mail. Special meetings shall be called by the chairman or the chief executive officer in like manner and on like notice on the written request of any two or more directors.

Section 3.09 Telephone Meetings. Board of Directors or Board of Directors committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard. Participation by a director in a meeting pursuant to this **Section 3.09** shall constitute presence in person at such meeting.

Section 3.10 Adjourned Meetings. A majority of the directors present at any meeting of the Board of Directors, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours' notice of any

adjourned meeting of the Board of Directors shall be given to each director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in **Section 3.11** hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11 Notices. Subject to **Section 3.08**, **Section 3.10** and **Section 3.12** hereof, whenever notice is required to be given to any director by applicable law, the Certificate of Incorporation or these by-laws, such notice shall be deemed given effectively if given in person or by telephone, mail addressed to such director at such director's address as it appears on the records of the Corporation, facsimile, e-mail or by other means of electronic transmission.

Section 3.12 Waiver of Notice. Whenever notice to directors is required by applicable law, the Certificate of Incorporation or these by-laws, a waiver thereof, in writing signed by, or by electronic transmission by, the director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a director at a meeting shall constitute a waiver of notice of such meeting except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board of Directors or committee meeting need be specified in any waiver of notice.

Section 3.13 Organization. At each meeting of the Board of Directors, the chairman or, in his or her absence, another director selected by the Board of Directors shall preside. The secretary shall act as secretary at each meeting of the Board of Directors. If the secretary is absent from any meeting of the Board of Directors, an assistant secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the secretary and all assistant secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14 Quorum of Directors. The presence of a majority of the Board of Directors shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board of Directors.

Section 3.15 Action by Majority Vote. Except as otherwise expressly required by these by-laws, the Certificate of Incorporation or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.16 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

Section 3.17 Committees of the Board of Directors. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of

the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article III.

ARTICLE IV
OFFICERS

Section 4.01 Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include a chief executive officer, a treasurer and a secretary. The Board of Directors, in its discretion, may also elect a chairman (who must be a director), one or more vice chairmen (who must be directors) and one or more vice presidents, assistant treasurers, assistant secretaries and other officers. Any two or more offices may be held by the same person.

Section 4.02 Term. Each officer of the Corporation shall hold office until such officer's successor is elected and qualified or until such officer's earlier death, resignation or removal. Any officer elected or appointed by the Board of Directors may be removed by the Board of Directors at any time with or without cause by the majority vote of the members of the Board of Directors then in office. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer shall not of itself create contract rights. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the chief executive officer or the secretary. Any such resignation shall take effect at the time specified therein or, if the time when it shall become effective shall not be specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Should any vacancy occur among the officers, the position shall be filled for the unexpired portion of the term by appointment made by the Board of Directors.

Section 4.03 Chief Executive Officer. Subject to the provisions of these by-laws and the direction of the Board of Directors, the chief executive officer shall, have active, general supervision, direction, control, and executive management over the business and affairs of the Corporation and over its officers. The chief executive officer shall perform all duties incident to the office of the chief executive officer, see that all orders and resolutions of the Board of Directors

are carried out, and perform any other duties as may be from time to time assigned to the chief executive officer by the Board of Directors.

Section 4.04 Presidents and Vice Presidents. Each president and vice president shall have such powers and perform such duties as may be assigned to him or her from time to time by the chairman of the Board of Directors or the chief executive officer.

Section 4.05 The Secretary. The secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the chief executive officer. The secretary shall keep in safe custody the seal of the Corporation and have authority to affix the seal to all documents requiring it and attest to the same.

Section 4.06 The Treasurer. The treasurer shall have the custody of the corporate funds and securities, except as otherwise provided by the Board of Directors, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the chief executive officer and the directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

Section 4.07 Duties of Officers May Be Delegated. In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the chief executive officer or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director.

ARTICLE V
STOCK CERTIFICATES AND THEIR TRANSFER

Section 5.01 Certificates Representing Shares. The shares of stock of the Corporation shall be uncertificated and shall be evidenced by a book-entry system maintained by the registrar of such stock; provided, that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be certificated shares. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the chairman, any vice chairman, the chief executive officer or any vice president, and by the secretary, any assistant secretary, the treasurer or any assistant treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 5.02 Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the chief executive officer or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 5.03 Transfer Agents and Registrars. The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 5.04 Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate or uncertificated shares.

ARTICLE VI
GENERAL PROVISIONS

Section 6.01 Seal. The seal of the Corporation shall be in such form as shall be approved by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

Section 6.02 Fiscal Year. The fiscal year of the Corporation shall begin on January 1st and end on December 31st of each year.

Section 6.03 Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 6.04 Dividends. Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 6.05 Conflict with Applicable Law or Certificate of Incorporation. These by-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these by-laws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

ARTICLE VII
PUBLIC BENEFIT REPORTS

Section 7.1 General. The Corporation shall deliver its public benefit statement annually, make it available to the public on its website, or if it does not have a website, upon request, and prepare it in accordance with a third party standard applied consistently with any application of that standard in prior statements or accompanied by an explanation of the reasons for any inconsistent application. A third party standard means a credible standard for defining, reporting, and assessing a corporation's social and environmental performance that:

(a) Assesses the effect of the business and its operations on the interests of those materially affected by the Corporation's conduct;

(b) Is developed by an organization that is not under the control of the Corporation or its affiliates; and

(c) Has information publicly available concerning:

(i) The criteria and relative weighting the standard uses to assess the Corporation's overall social and environmental performance;

(ii) The process by which the standard is developed and revised; and

(iii) The independence of the organization that developed the standard, including:

(A) The material owners;

(B) The members of the organization's governing body and how they are selected; and

(C) The organization's material sources of financial support.

In addition to the requirements under Section 366(b) of the Delaware General Corporation Law, the statement shall include all of the following:

(d) A narrative description of the process and rationale for selecting the third-party standard used to prepare the statement;

(e) A statement of any connection between the entity that established the third-party standard, or its directors, officers, or material owners, and the Corporation, or its directors, officers, and material owners, including any financial or governance relationship

that might materially affect the credibility of the objective assessment of the third-party standard; and

(f) An assessment of the Corporation's creation of a material positive impact on society and the environment, taken as a whole, from the business and operations of the Corporation.

ARTICLE VIII
AMENDMENTS

These by-laws may be amended, altered, changed, adopted and repealed or new by-laws adopted by the Board of Directors. The stockholders may make additional by-laws and may alter and repeal any by-laws whether such by-laws were originally adopted by them or otherwise.

Adopted: February 17, 2022

CORPORATION:

JMSQUARED, PBC,
a Delaware public benefit corporation

By: ____________________
Name: Mason Arnold
Title: Chief Executive Officer

EXHIBIT C

STOCKHOLDERS AGREEMENT

[SEE ATTACHED]

STOCKHOLDERS AGREEMENT

among

JMSquared, PBC

and

the Stockholders named herein

dated as of

February 17, 2022

TABLE OF CONTENTS

Exhibits

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein, this "**Agreement**"), dated as of February 17, 2022, is entered into among JMSquared, PBC, a Delaware public benefit corporation (the "**Company**"), each of the undersigned Persons executing a signature page hereto as a Stockholder (together with their respective Permitted Transferees, each, a "**Stockholder**" and, collectively, the "**Stockholders**"), and each other Person who after the date hereof acquires securities of the Company and agrees to become a party to, and bound by, this Agreement as a "Stockholder" by executing a Joinder Agreement.

RECITALS

WHEREAS, the Company and the Stockholders desire to enter into this Agreement to set forth their understanding and agreement as to the shares of capital stock held by the Stockholders, including the voting, tender and transfer of such shares under the circumstances set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto hereby covenant and agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions. When used in this Agreement with initial capital letters, the following terms have the meanings specified or referred to in this Section 1.01:

"**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person, including any partner, member, stockholder or other equity holder of such Person or manager, director, officer or employee of such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"**Agreement**" has the meaning set forth in the Preamble.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Applicable ROFR Rightholder Exercise Notice**" has the meaning set forth in Section 3.03(d)(iii).

"**Applicable ROFR Rightholder Option Period**" has the meaning set forth in Section 3.03(d)(iii).

"**Applicable ROFR Rightholders**" has the meaning set forth in Section 3.03(a).

"**Bankrupt Stockholder**" means (except to the extent the Stockholders holding a majority of the issued and outstanding Shares held by all the Stockholders at such time consent otherwise) any Stockholder (a) that (i) makes an assignment for the benefit of creditors; (ii) files a voluntary bankruptcy petition; (iii) becomes the subject of an order for relief or is declared insolvent in any federal or state bankruptcy or insolvency proceedings; (iv) files a petition or answer seeking for the Stockholder a reorganization, arrangement, composition, readjustment, liquidation, dissolution, termination, or similar relief under any law; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Stockholder in a proceeding of the type described in subclauses (i) through (iv) of this clause (a); or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Stockholder's or of all or any substantial part of the Stockholder's properties; or (b) against which a proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law has been commenced and one hundred twenty (120) days have expired without dismissal thereof or with respect to which, without the Stockholder's consent or acquiescence, a trustee, receiver, or liquidator of the Stockholder or of all or any substantial part of the Stockholder's properties has been appointed and ninety (90) days have expired without the appointment's having been vacated or stayed, or ninety (90) days have expired after the date of expiration of a stay, if the appointment has not previously been vacated.

"**Board**" has the meaning set forth in Section 2.01(a)i.

"**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized or required to close.

"**Capital Stock**" means the Common Stock, Preferred Stock, and any other class or series of capital stock or other equity securities of the Company, whether authorized as of or after the date hereof.

“**Cause**” means, with respect to a Stockholder, in each case as determined solely by the Board:

(a) an unauthorized use or disclosure by such Stockholder of Confidential Information which such use or disclosure causes material harm to the Company;

(b) a material breach of this Agreement by such Stockholder, or any other written agreement entered into between such Stockholder and the Company, if such breach is not cured within thirty (30) days of written notice of such breach from the Board (or such other cure period as is stipulated in such breached agreement);

(c) a material failure by such Stockholder to comply with the Company's written policies or rules if such failure is not cured within thirty (30) days of written notice of such failure from the Board; or

(d) such Stockholder's gross negligence or willful misconduct that causes material harm to the Company.

"**Certificate of Incorporation**" means the Certificate of Incorporation of the Company, as filed on February 17, 2022 with the Secretary of State of the State of Delaware and as amended, modified, supplemented or restated from time to time.

"**Change of Control**" means: (a) the sale, transfer, lease, or other disposition of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Common Stock (or other voting stock of the Company) on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Stockholders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Common Stock**" means, collectively: (a) the Common Stock of the Company; and (b) any other class of common stock of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Company**" has the meaning set forth in the Preamble.

"**Company Option Period**" has the meaning set forth in Section 3.03(d)(ii).

"**Company ROFR Exercise Notice**" has the meaning set forth in Section 3.03(d)(ii).

"**Company Subsidiary**" means any Subsidiary of the Company.

"**Competitor**" has the meaning set forth in Section 4.03(a).

"**Confidential Information**" has the meaning set forth in Section 6.20(a).

"**Deadlock Stockholder Group**" has the meaning set forth in Section 3.04(a).

"**Delaware Act**" means the General Corporation Law of the State of Delaware, Title 8, Chapter 1, §§ 8-101, *et seq.*, and any successor statute, as it may be amended from time to time.

"**Director**" has the meaning set forth in Section 2.01(a)i.

"**Drag-along Notice**" has the meaning set forth in Section 3.05(c).

"**Drag-along Sale**" has the meaning set forth in Section 3.05(a).

"**Drag-along Stockholder**" has the meaning set forth in Section 3.05(a).

"**Dragging Stockholder**" has the meaning set forth in Section 3.05(a).

"**Excluded Issuance**" means an issuance or sale of any Capital Stock or Stock Equivalents issued or sold by the Company in connection with: (a) a grant to any existing or prospective Directors, officers or other employees, consultants or other service providers of the Company or any Company Subsidiary pursuant to a Stock Option plan or similar equity-based plans or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Capital Stock, or the exercise of any warrants or other rights to acquire Capital Stock; (c) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company or any Company Subsidiary; (e) the commencement of any Public Offering or any transaction or series of related transactions involving a Change of Control; (f) any subdivision of Capital Stock (by a split of Capital Stock or otherwise), payment of stock dividend, reclassification, reorganization or any similar recapitalization; (g) any private placement of warrants to purchase Capital Stock to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (h) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; or (i) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor the use of such office space or equipment for its business.

"**Executive Director**" has the meaning set forth in Section 2.01(c).

"**Exercising Applicable ROFR Rightholder**" has the meaning set forth in Section 3.03(d)(iv).

"**Exercising Applicable ROFR Rightholder Exercise Notice**" has the meaning set forth in Section 3.03(d)(iv).

"**Exercising Applicable ROFR Rightholder Notice**" has the meaning set forth in Section 3.03(d)(iv).

"**Exercising Applicable ROFR Rightholder Option Period**" has the meaning set forth in Section 3.03(d)(iv).

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith solely by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"**Fully Diluted Basis**" means, as of any date of determination: (a) with respect to all Capital Stock, all issued and outstanding Capital Stock of the Company and all Capital Stock issuable upon the exercise or conversion of any outstanding Stock Equivalents as of such date, whether or

not such Stock Equivalent is at the time exercisable or convertible; or (b) with respect to any specified type, class or series of Capital Stock, all issued and outstanding shares of Capital Stock designated as such type, class or series and all such designated shares of Capital Stock issuable upon the conversion or exercise of any outstanding Stock Equivalents as of such date, whether or not such Stock Equivalent is at the time exercisable or convertible.

"**Good Reason**" means the occurrence of any of the following without the respective Person's express prior written consent: (i) a significant reduction of such Person's duties and responsibilities with respect to the business of the Company; or (ii) a reduction by the Company of such Person's salary or benefits, if any, of more than 50.00% unless in connection with similar decreases in base salaries or benefits of all executive employees or comparable level advisors, consultants, or otherwise of the Company.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Joinder Agreement**" means the Joinder Agreement to this Agreement in form and substance attached hereto as **Exhibit A**.

"**Marital Relationship**" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"**Messica Media Group Directors**" has the meaning set forth in Section 2.01(a)(ii).

"**Messica Media Group Stockholders**" means Messica Media, Inc., a Delaware corporation, or its Permitted Transferee(s).

"**New Securities**" means any authorized but unissued Shares or any Stock Equivalents.

"**Offered Stock**" has the meaning set forth in Section 3.03(a).

"**Offering Stockholder**" has the meaning set forth in Section 3.03(a).

"**Paine/MacFarlane Group Directors**" has the meaning set forth in Section 2.01(a)(iv).

"**Paine/MacFarlane Group Stockholders**" means Jeff Paine, Melanie MacFarlane, and their respective Permitted Transferee(s).

"**Permitted Transfer**" means a Transfer of Capital Stock or Stock Equivalents carried out pursuant to Section 3.02.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Preferred Stock**" means, collectively: (a) the Preferred Stock of the Corporation, if any; and (b) any other class of preferred stock of the Corporation, having the respective privileges, preference, duties, liabilities, obligations and rights specified with respect to such stock in the Certificate of Incorporation, and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Prospective Transferee**" has the meaning set forth in Section 3.03(a).

"**Public Offering**" means any underwritten public offering pursuant to a registration statement filed in accordance with the Securities Act.

"**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Common Stock of the Company having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $5,000,000, following which at least 20.00% of the total Common Stock of the Company on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"**Related Agreements**" has the meaning set forth in Section 6.06.

"**Related Party Agreement**" means any agreement, arrangement, or understanding between the Company and any Stockholder, Director, or Officer of the Company or any Affiliate of a Stockholder, Director, Officer of the Company; in each case, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“**Requisite Stockholders**” means the Stockholders holding not less than 67.00% of the voting securities (including all voting Shares) of the Company.

“**Restricted Period**” has the meaning set forth in Section 4.03(a).

"**ROFR Notice**" has the meaning set forth in Section 3.03(c).

"**ROFR Pro Rata Portion**" means, for any Applicable ROFR Rightholder and for any particular class or series of Offered Stock as of any particular time, a fraction determined by dividing (a) the number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of the applicable class or series of Offered Stock owned by such Applicable ROFR Rightholder immediately prior to such time by (b) the aggregate number of Shares (or applicable Stock Equivalents) on a Fully Diluted Basis of the applicable class or series of Offered Stock owned by all of the Applicable ROFR Rightholders immediately prior to such time.

"**ROFR Rightholders**" has the meaning set forth in Section 3.03(a).

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

“**Service Provider**” means a Director, officer, employee, consultant, advisor, independent contractor, or other service provider to the Company.

"**Shares**" means shares of (a) Common Stock, (b) Preferred Stock, and (c) any other Capital Stock, in each case together with any Stock Equivalents thereon, purchased, owned or otherwise acquired by a Stockholder as of or after the date hereof, and any securities issued in respect of any of the foregoing, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

"**Spouse**" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Stockholder.

"**Spouse’s Agreement**" means the Spouse’s Agreement to this Agreement in form and substance attached hereto as **Exhibit B**.

"**Spouse’s Interest**" has the meaning set forth in Section 3.07(a).

"**Stock Equivalents**" means any Stock Option and any other security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for Shares, and any option, warrant or other right to subscribe for, purchase or acquire Shares or Stock Equivalents (disregarding any restrictions or limitations on the exercise of such rights).

"**Stock Options**" means stock options of the Company granted pursuant to a stock option plan of the Company and the award agreements thereunder.

"**Stockholder**" has the meaning set forth in the Preamble.

"**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"**Subsidiary Board**" has the meaning set forth in Section 2.01(a)i.

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction: (a) does not directly or indirectly own or have the right to acquire any outstanding Capital Stock (or applicable Stock Equivalents); or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Capital Stock (or applicable Stock Equivalents).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect

to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Capital Stock or Stock Equivalents owned by a Person or any interest (including a beneficial interest) in any Capital Stock or Stock Equivalents owned by a Person. "**Transfer**", when used as a noun, shall have a correlative meaning.

"**Transfer Offer**" has the meaning set forth in Section 3.03(a).

"**Transferee**" means a recipient of, or proposed recipient of, a Transfer, including a Permitted Transferee or a Prospective Transferee.

Section 1.02 Interpretation. For purposes of this Agreement: (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
MANAGEMENT

Section 2.01 Board Composition.

(a) Board Composition. Each Stockholder shall vote all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to ensure that:

i. the number of directors constituting the board of directors of the Company (each a "**Director**" and, collectively, the "**Board**") is fixed and remains at all times at four (4) Directors;

ii. for so long as Messica Media, Inc., a Delaware corporation, or its Permitted Transferee(s) is a Stockholder holding any Shares, each of Mason Arnold and Jessica Kezar shall be elected and continue to be

elected and serve as Directors of the Board (the "**Messica Media Group Directors**");

iii. for so long as he or his Permitted Transferee(s) is a Stockholder holding any Shares, Jeff Paine shall be elected and continue to be elected and serve as a Director of the Board (the "**Paine Director**"); and

iv. for so long as he or his Permitted Transferee(s) is a Stockholder holding any Shares, Melanie MacFarlane shall be elected and continue to be elected and serve as a Director of the Board (together with the Paine Director, the "**Paine/MacFarlane Group Directors**").

(b) Subsidiary Board Composition. At all times, the composition of any board of directors of any Company Subsidiary (each, a "**Subsidiary Board**") shall be the same as that of the Board.

(c) Executive Director. The Chief Executive Officer shall be designated as the Executive Director of the Company (the "**Executive Director**"). The Executive Director shall preside over all meetings of the Board and must be a Director at all times while serving as the Executive Director. The initial Executive Director of the Company (the "**Executive Director**") shall be Mason Arnold.

Section 2.02 Removal; Resignation; Vacancies.

(a) Removal. Any Director (including the Executive Director) may be removed at any time as a Director on the Board (with or without Cause) upon, and only upon, the written notice of the Requisite Stockholders. Each other Stockholder shall vote all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control, and shall take all other necessary or desirable actions within his, her or its control (including in his, her or its capacity as a stockholder, director, member of a board committee, officer of the Company or otherwise), and the Company shall take all necessary or desirable actions within its control, to remove or replace (subject to Section 2.01(a) and Section 2.02(c)) from the Board such Director upon, and only upon, such written request. Except as provided in the preceding sentence, unless the Requisite Stockholders shall otherwise consent in writing, no other Stockholder shall take any action to cause the removal of a Director.

(b) Resignation. A Director (including the Executive Director) may resign at any time from the Board by delivering his written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

(c) Vacancies. In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of any Director, then the Requisite Stockholders shall have the right to designate an individual to fill such vacancy and the Company and each Stockholder (whether in his, her or its capacity as a Stockholder,

Director, member of a board committee, officer of the Company or otherwise) hereby agree to take such actions as may be necessary or desirable within his, her or its control (including, in the case of a Stockholder, by voting all voting securities (including all voting Shares) owned by such Stockholder or over which such Stockholder has voting control) to ensure the election or appointment of such designee to fill such vacancy on the Board. In the event that the Requisite Stockholders shall fail to designate in writing a representative to fill a vacant Director position on the Board, and such failure shall continue for more than thirty (30) days after notice from the Company to the Stockholders with respect to such failure, then the vacant position shall be filled by an individual designated by the other Directors then in office; provided, that such individual shall be removed from such position if the Requisite Stockholders so direct and simultaneously designate a new Director.

Section 2.03 Meetings of the Board of Directors.

(a) Generally. The Board shall meet at such time and at such place as the Board may designate. Meetings of the Board may be held either in person or by means of telephone or video conference or other communications device that permits all Directors participating in the meeting to hear each other, at the offices of the Company or such other place (either within or outside the State of Delaware) as may be determined from time to time by the Board. Written notice of each meeting of the Board shall be given to each Director at least twenty-four (24) hours prior to each such meeting. Each Director may attend any meeting of the Board of Directors by telephone or video conference, so long as all other Directors participating in such meeting are able to hear such Director, and such Director is able to hear such other Directors, at all times during such meeting.

(b) Special Meetings. Special meetings of the Board shall be held on the call of any one (1) Director upon at least forty-eight (48) hours' written notice if the meeting is to be held in person or twenty-four (24) hours' written notice if the meeting is to be held by telephone communications or video conference to the Directors, or upon such shorter notice as may be approved by all of the Directors. Any Director may waive such notice as to himself or herself. Each Director may attend any special meeting of the Board of Directors by telephone or video conference, so long as all other Directors participating in such meeting are able to hear such Director, and such Director is able to hear such other Directors, at all times during such meeting.

(c) Quorum Requirements. Except as otherwise provided in this Agreement, at all meetings of the Directors a majority of the Directors shall constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Directors.

Section 2.04 Compensation; No Employment.

(a) Compensation of Directors. The Company and each Stockholder acknowledges and agrees that:

i. Each Director shall not receive compensation for his or her service as a Director to the Company or any Company Subsidiary; *provided*, that

each Director shall be reimbursed by the Company for his or her reasonable travel and out-of-pocket expenses incurred in the performance of his or her duties as a Director, including attendance in person at meetings of the Board or the board of any Company Subsidiary (or any committees thereof), pursuant to such policies as from time to time established by the Board.

ii. Nothing contained in this Section 2.04 shall be construed to preclude any Director from serving the Company or any Company Subsidiary in any other capacity and receiving reasonable compensation for such services.

(b) No Right of Employment Conferred. This Agreement does not, and is not intended to, confer upon any Director any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Director.

Section 2.05 Committees. The Company and each Stockholder acknowledges and agrees that the Board may, by resolution, designate from among the Directors one or more committees, each of which shall be comprised of one or more Directors. Any such committee, to the extent provided in the resolution forming such committee, shall have and may exercise the authority of the Board, subject to the limitations set forth in the Delaware Act. The Board may dissolve any committee or remove any member of a committee at any time.

Section 2.06 Termination. This ARTICLE II, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

Section 2.07 Tie Breaker. If at any time the Directors are unable to agree on any one or more actions presented to the Board for a formal vote or written consent (each, a "**Debated Matter**"), the Directors shall mutually designate in good faith, no later than five Business Days after the date upon which such disagreement formally took place, one (1) Person who is not an Affiliate of the Company and is qualified and knowledgeable in the field in which the Company operates (the "**Tie Breaker**") to deliberate in good faith with the Board on such Debated Matter at a duly-called and held meeting of the Board. Prior, and as a condition precedent, to such meeting, such Tie Breaker shall be required to execute and deliver a non-disclosure agreement reasonably protective to the Company. At such meeting, after such deliberations have concluded, and subject to applicable law, the Tie Breaker shall decide whether such Debated Matter shall pass or fail, and such decision shall be binding on the Board. If the Directors are unable to mutually and timely decide on a Person to serve as the Tie Breaker with respect to such Debated Matter, the Board hereby automatically designates Westlake Mediation, LLC, a Texas limited liability company, as the Tie Breaker with respect to such Debated Matter.

Section 2.08 Authority of Chief Executive Officer. Subject to any nonvariable provisions of the Delaware Act and the applicable provisions of this Agreement, the Certificate of Incorporation, and the By-laws of the Corporation, the Chief Executive Officer shall have the power and authority to take the following actions without requiring the approval or consent of the Board:

(a) Adopt or amend the budget of the Company;

(b) Issue additional Shares to Service Providers, or admit Service Providers as Stockholders of the Company, pursuant to a Stock Option plan or similar equity-based plans or other compensation agreement;

(c) Incur any indebtedness, pledge or grant liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any one or more Persons up to $50,000.00 in a single transaction or series of related transactions, up to $250,000.00 in the aggregate at any time outstanding, or in the ordinary course of business consistent with past practice;

(d) Make any loan, advance or capital contribution to or in any one or more Persons up to $250,000.00 in the aggregate at any time outstanding;

(e) Appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(f) Engage or remove legal, tax, or other counsel or advisors;

(g) Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any one or more Persons in the ordinary course of business consistent with past practice;

(h) Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice;

(i) Settle any one or more lawsuits, actions, disputes or other proceedings, or otherwise assume any liability, up to $50,000.00 in the aggregate during any 12-month period;

(j) Make any investments in any one or more Persons or properties up to $250,000.00 in the aggregate during any 12-month period; and

(k) Take such actions as are commensurate with the office of the Chief Executive Officer or are in the ordinary course of business consistent with past dealings and practice.

ARTICLE III
TRANSFER

Section 3.01 General Restrictions on Transfer.

(a) General Transfer Restrictions. Each Stockholder acknowledges and agrees that such Stockholder (or any Permitted Transferee of such Stockholder) shall not Transfer any Capital Stock or Stock Equivalents except:

i. pursuant to a Public Offering;

ii. as permitted pursuant to Section 3.02; or

iii. in strict accordance with the restrictions, conditions and procedures described in the other provisions of this Section 3.01 and Section 3.03, and Section 3.05, as applicable.

(b) Other Transfer Restrictions. Notwithstanding any other provision of this Agreement (including Section 3.02), prior to the consummation of a Qualified Public Offering, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Capital Stock or Stock Equivalents:

i. except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Capital Stock or Stock Equivalents, if requested by the Company, only upon delivery to the Company of a written opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

ii. if such Transfer would cause the Company or any of the Company Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

iii. if such Transfer would cause the assets of the Company or any of the Company Subsidiaries to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company or any Company Subsidiary.

(c) Joinder Agreement. Except with respect to any Transfer pursuant to a Public Sale or a Drag-along Sale, no Transfer of Capital Stock or Stock Equivalents pursuant to any provision of this Agreement shall be deemed completed until the Transferee shall have entered into a Joinder Agreement.

(d) Transfers in Violation of this Agreement. Any Transfer or attempted Transfer of any Capital Stock or Stock Equivalents in violation of this Agreement, including any failure of a Transferee, as applicable, to enter into a Joinder Agreement pursuant to Section 3.01(c) above, shall be null and void *ab initio*, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the Stockholder proposing to make any such Transfer shall continue be treated) as the owner of such Capital Stock or Stock Equivalents for all purposes of this Agreement.

Section 3.02 Permitted Transfers. Subject to Section 3.01 above, including the requirement to enter into a Joinder Agreement pursuant to Section 3.01(c) above, the provision of Section 3.03 shall not apply to any of the following Transfers by any Stockholder of any of its Capital Stock or Stock Equivalents:

i. To a trust under which the distribution of Capital Stock may be made only to such Stockholder;

ii. To a charitable remainder trust, the income from which will be paid only to such Stockholder during his or her life; or

iii. To a corporation, partnership or limited liability company, the stockholders, partners or members of which are, and shall remain, only such Stockholder.

Section 3.03 Right of First Refusal.

(a) Offered Stock. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 3.01, Section 3.02, and this Section 3.03, the Company, *first*, and each Stockholder holding Shares (collectively, the "**ROFR Rightholders**"), *second*, shall have a right of first refusal if any other Stockholder (the "**Offering Stockholder**") receives a bona fide offer from any Person (a "**Prospective Transferee**") that the Offering Stockholder desires to accept (a "**Transfer Offer**") to Transfer all or any portion of any Shares (or applicable Stock Equivalents) it owns (the "**Offered Stock**"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall first make an offering of the Offered Stock to the Company, *first*, and each ROFR Rightholder other than the Offering Stockholder (the "**Applicable ROFR Rightholders**"), *second*, all in accordance with the following provisions of this Section 3.03, prior to Transferring such Offered Stock to the Prospective Transferee. For any particular Transfer Offer, this right of first refusal and the terms and conditions set forth in this Section 3.03 shall be applied separately on a class-by-class and series-by-series basis for each class or series of Offered Stock, as applicable (including for purposes of calculating the respective ROFR pro rata portions in Section 3.03(d)).

(b) Offered Stock Transfer Exceptions. Notwithstanding anything herein to the contrary, the right of first refusal in Section 3.03(a) shall not apply to any Transfer Offer or Transfer of Shares (or applicable Stock Equivalents) that are:

i. permitted by and made in accordance with Section 3.02;

ii. proposed to be made by a Dragging Stockholder or required to be made by a Drag-along Stockholder pursuant to Section 3.05; or

iii. made pursuant to a Public Offering.

(c) Offer Notice.

i. The Offering Stockholder shall, within five (5) Business Days of receipt of the Transfer Offer, give written notice (a "**ROFR Notice**") to the Company and each Applicable ROFR Rightholder stating that it has received a Transfer Offer for the Offered Stock and specifying:

(A) the class(es) or series and the applicable aggregate number of shares of Offered Stock to be Transferred by the Offering Stockholder;

(B) the proposed date, time and location of the closing of the Transfer, which shall not be less than sixty (60) days from the date of the ROFR Notice;

(C) the purchase price per share for each applicable class or series of Offered Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer Offer; and

(D) the name of the Prospective Transferee who has offered to purchase such Offered Stock.

For the avoidance of doubt, in the event of a Transfer Offer involving more than one class or series of Offered Stock, the Offering Stockholder may deliver a single ROFR Notice to the Company and each Applicable ROFR Rightholder.

ii. The ROFR Notice shall constitute the Offering Stockholder's offer to Transfer all of the Offered Stock to the Company and the Applicable ROFR Rightholders in accordance with the provisions of this Section 3.03, which offer shall be irrevocable until the end of the Applicable ROFR Rightholder Option Period described in Section 3.03(d)(iii).

iii. By delivering the ROFR Notice, the Offering Stockholder represents and warrants to the Company and each Applicable ROFR Rightholder that:

(A) the Offering Stockholder has full right, title and interest in and to the Offered Stock described in the ROFR Notice;

(B) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer the Offered Stock described in the ROFR Notice as contemplated by this Section 3.03; and

(C) the Offered Stock described in the ROFR Notice is free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(d) Exercise of Right of First Refusal; Over-Allotment Option.

i. Upon receipt of the ROFR Notice, the Company and each Applicable ROFR Rightholder shall have the right to purchase the Offered Stock for the then-current Fair Market Value of such Offered Stock, on the terms set forth in the ROFR Notice in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of each class or series of Offered Stock in accordance with the procedures set forth in Section 3.03(d)(ii), and *thereafter*, the Applicable ROFR Rightholders shall have the right to purchase all (but not less than all) of their respective ROFR Pro Rata Portions of each class or series of the remaining Offered Stock, in accordance with the procedures set forth in Section 3.03(d)(iii), to the extent the Company does not exercise its right in full. Notwithstanding the foregoing, the Company and the Applicable ROFR Rightholders may only exercise their right to purchase the Offered Stock if, after giving effect to all elections made under this Section 3.03(d), no less than all of each class or series of Offered Stock will be purchased by the Company and/or the Applicable ROFR Rightholders.

ii. The initial right of the Company to purchase any Offered Stock shall be exercisable with the delivery of a written notice (the "**Company ROFR Exercise Notice**") by the Company to the Offering Stockholder and the Applicable ROFR Rightholders within twenty (20) days of receipt of the ROFR Notice (the "**Company Option Period**"), stating the applicable number(s) (including where such number is zero) and type(s) of Offered Stock the Company elects to purchase for the then-current Fair Market Value of such Offered Stock, on the terms set forth in the ROFR Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

iii. If the Company does not elect to purchase all of the Offered Stock, the Applicable ROFR Rightholders shall have the right to purchase the remaining Offered Stock not elected to be purchased by the Company. For a period of ten (10) days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Stock (such period, the "**Applicable ROFR Rightholder Option Period**"), each Applicable ROFR Rightholder shall have the right to elect to purchase all (but not less than all) of its ROFR Pro Rata Portion of each class or series of remaining Offered Stock by delivering a written notice to the Company and the Offering Stockholder (an "**Applicable ROFR Rightholder Exercise Notice**") specifying its desire to purchase its ROFR Pro Rata Portion of each class or series of remaining Offered Stock, at the then-current Fair Market Value of such remaining Offered Stock, on the terms set forth in the ROFR Notice. The Applicable ROFR Rightholder Exercise Notice shall be binding upon delivery and irrevocable by the Applicable ROFR Rightholder.

iv. If the Applicable ROFR Rightholders pursuant to Section 3.03(d)(iii) do not, in the aggregate, elect to purchase all of the remaining Offered Stock not purchased by the Company, each Applicable ROFR Rightholder electing pursuant to Section 3.03(d)(iii) to purchase its entire ROFR Pro Rata Portion of each class or series of remaining Offered Stock (each, an "**Exercising Applicable ROFR Rightholder**") shall have the right to purchase all or any portion of any class or series of remaining Offered Stock not elected to be purchased by the Company and the Applicable ROFR Rightholders. As promptly as practicable following the Applicable ROFR Rightholder Exercise Period, the Offering Stockholder shall deliver a written notice to each Exercising Applicable ROFR Rightholders (an "**Exercising Applicable ROFR Rightholder Notice**") stating the number(s) and type(s) of remaining Offered Stock available for purchase following the Applicable ROFR Rightholder Exercise Period. For a period of ten (10) days following the receipt of an Exercising Applicable ROFR Rightholder Notice (such period, the "**Exercising Applicable ROFR Rightholder Option Period**"), each Exercising Applicable ROFR Rightholder shall have the right to elect to purchase all or any portion of each class or series of remaining Offered Stock by delivering a written notice to the Company and the Offering Stockholder (an "**Exercising Applicable ROFR Rightholder Exercise Notice**") specifying the number(s) and type(s) of additional remaining Offered Stock it desires to purchase at the then-current Fair Market Value of such remaining Offered Stock, on the terms set forth in the ROFR Notice. The Exercising Applicable ROFR Rightholder Exercise Notice shall be binding upon delivery and irrevocable by the Exercising Applicable ROFR Rightholder.

v. The failure of the Company or any Applicable ROFR Rightholder to deliver a Company ROFR Exercise Notice or an Applicable ROFR Rightholder Exercise Notice, respectively, by the end of the Company Option Period or the Applicable ROFR Rightholder Option Period, respectively, shall constitute a waiver of the applicable rights of first refusal under this Section 3.03 with respect to the Transfer of the Offered Stock, but shall not affect their respective rights with respect to any future Transfers.

(e) Allocation of Offered Stock. Upon the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the expiration of the Exercising Applicable ROFR Rightholder Option Period, each class or series of remaining Offered Stock not selected for purchase in its entirety by the Company pursuant to Section 3.03(d)(ii) shall be allocated for purchase among the Exercising Applicable ROFR Rightholders, as follows:

i. First, to each Exercising Applicable ROFR Rightholder having elected pursuant to Section 3.03(d)(iii) to purchase its entire ROFR Pro Rata Portion of each class or series of remaining Offered Stock, such

Applicable ROFR Rightholder's ROFR Pro Rata Portion of each class or series of such remaining Offered Stock; and

ii. Second, the balance, if any, not allocated under clause (i) above (and not purchased by the Company pursuant to Section 3.03(d)(ii)), shall be allocated to those Exercising Applicable ROFR Rightholders electing pursuant to Section 3.03(d)(iv) to purchase a number of remaining Offered Stock exceeding their respective ROFR Pro Rata Portions, in an amount, with respect to each such Exercising Applicable ROFR Rightholder, that is equal to the lesser of:

(A) the number of such class or series of remaining Offered Stock that such Exercising Applicable ROFR Rightholder elected to purchase in excess of its applicable ROFR Pro Rata Portion; and

(B) the product of (1) the number of each class or series of remaining Offered Stock not allocated under Section 3.03(e)(i) (and not purchased by the Company pursuant to Section 3.03(d)(ii)), multiplied by (2) a fraction, the numerator of which is the number of such class or series of remaining Offered Stock that such Exercising Applicable ROFR Rightholder was permitted to purchase pursuant to Section 3.03(e)(i), and the denominator of which is the aggregate number of such class or series of remaining Offered Stock that all Exercising Applicable ROFR Rightholders were permitted to purchase pursuant to Section 3.03(e)(i); *provided*, that if following the allocation under this Section 3.03(e)(ii) there are any remaining unallocated shares of and class or series of remaining Offered Stock, those shares shall be allocated to those Exercising Applicable ROFR Rightholders who have not yet been allocated their full share election of such class or series made pursuant to Section 3.03(d)(iv) pro rata based on the number of remaining shares of such class or series elected to be purchased by those Exercising Applicable ROFR Rightholders until either no Offered Stock of such class or series remain or until such time as all Exercising Applicable ROFR Rightholders have been permitted to purchase all Offered Stock of such class or series that they elected to purchase.

(f) Consummation of Sale to the Company and/or Applicable ROFR Rightholders. In the event that the Company and/or the Applicable ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock, then the Offering Stockholder shall sell such Offered Stock to the Company and/or the Applicable ROFR Rightholders, and the Company and/or the Applicable ROFR Rightholders, as the case may be, shall purchase such Offered Stock, within sixty (60) days following the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period (either of which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Stockholder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 3.03(f), including, without

limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 3.03(f), the Offering Stockholder shall deliver to the Company and/or the participating Applicable ROFR Rightholders certificates (if any) representing the Offered Stock to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such Applicable ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

(g) Sale to Proposed Purchaser. In the event that the Company and/or the Applicable ROFR Rightholders shall not have collectively elected to purchase all of the Offered Stock, then, provided the Offering Stockholder has also complied with the provisions of Section 3.01, to the extent applicable, the Offering Stockholder may Transfer all of such Offered Stock, at a price per share for each applicable class or series of Offered Stock not less than that specified in the ROFR Notice (and not less than the then-current Fair Market Value of such Offered Stock) and on other terms and conditions which are not materially more favorable in the aggregate to the Prospective Transferee than those specified in the ROFR Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period. Any Offered Stock not so Transferred within such 90-day period will be subject to the provisions of this Section 3.03 upon subsequent Transfer.

(h) Termination. This Section 3.03, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

Section 3.04 Buy-sell.

(a) Board Deadlock. Subject to Section 2.08, if the Messica Media Group Directors and the Paine/MacFarlane Group Directors are unable to agree on whether or not to take any of the actions set forth below, and the respective Tie Breaker votes in favor of effecting such action, then either of the Messica Media Group Stockholders, on the one hand, or the Paine/MacFarlane Group Stockholders (each of the Messica Media Group Stockholders and the Paine/MacFarlane Group Stockholder, a "**Deadlock Stockholder Group**"), on the other hand, shall be entitled to exercise the buy-sell rights set forth in this Agreement by delivering a Buy-Sell Exercise Notice (as defined herein).

i. Effect a Change of Control;

ii. Amend, modify or waive the Certificate of Incorporation or this Agreement;

iii. Make any material change to the nature of the business conducted by the Company or enter into any other line(s) of business;

iv. Adopt or amend the budget of the Company;

v. Issue additional Shares or admit additional Stockholders to the Company;

vi. Incur any indebtedness, pledge or grant liens on any assets or guarantee, assume, endorse or otherwise become responsible for the obligations of any other Person in excess of $50,000.00 in a single transaction or series of related transactions, or in excess of $250,000.00 in the aggregate at any time outstanding, except in each case in the ordinary course of business consistent with past practice;

vii. Make any loan, advance or capital contribution to or in any Person, in excess of $250,000.00 in the aggregate at any time outstanding;

viii. Appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

ix. Enter into, amend, waive or terminate any Related Party Agreement;

x. Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange or other acquisition (including by merger, consolidation, acquisition of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

xi. Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange or other disposition (including by merger, consolidation, sale of stock or sale of assets) by the Company of any assets, other than sales of inventory in the ordinary course of business consistent with past practice;

xii. Establish a Subsidiary or enter into any joint venture or similar business arrangement;

xiii. Settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability with a value in excess of $50,000.00 during any 12-month period or agree to the provision of any equitable relief by the Company;

xiv. Make any investments in any other Person or property in excess of $250,000.00 during any 12-month period; or

xv. Dissolve, wind-up or liquidate the Company or initiate a bankruptcy proceeding involving the Company.

(b) Buy-Sell Exercise Notice. If either Deadlock Stockholder Group elects to exercise the buy-sell right provided in this Section 3.04, such Deadlock Stockholder Group

(the "**Initiating Stockholder**") shall (i) deliver to any other Stockholder (the "**Responding Stockholder**") (with a copy to Michael S. McGovern, Esq., at mmcgovern@mcgovernlaw.com) written notice (the "**Buy-Sell Exercise Notice**") of such election, and (ii) deliver to Michael S. McGovern, Esq., at mmcgovern@mcgovernlaw.com, the purchase price (which shall be payable exclusively in cash (unless otherwise agreed)) at which the Initiating Stockholder is willing and able to purchase all of the Shares owned by the Responding Stockholder (the "**Initiating Stockholder Buy-out Price**").

(c) Response Notice; Determination of Purchase Price. No later than five (5) Business Days after delivery of the Buy-Sell Exercise Notice, the Responding Stockholder shall deliver written notice (the "**Response Notice**") to the Initiating Stockholder and to Michael S. McGovern, Esq., at mmcgovern@mcgovernlaw.com, the purchase price (which shall be payable exclusively in cash (unless otherwise agreed)) at which the Responding Stockholder is willing and able to purchase all of the Shares owned by the Initiating Stockholder (the "**Responding Stockholder Buy-out Price**"). No later than one (1) Business Day after the delivery of the Response Notice (the "**Determination Date**"), the Initiating Stockholder shall deliver to the Responding Stockholder (with a copy to Michael S. McGovern, Esq., at mmcgovern@mcgovernlaw.com) written notice of the Initiating Stockholder Buy-out Price. The Stockholder tendering the higher purchase price as between the Initiating Stockholder Buy-out Price and the Responding Stockholder Buy-out Price shall be obligated to purchase all of the other Stockholder's Shares in accordance with this Section 3.04. The failure of the Responding Stockholder to deliver the Response Notice within such 5-Business Day period shall be deemed to be an election to sell all of its Shares to the Initiating Stockholder at the Initiating Stockholder Buy-out Price.

(d) Closing. The closing of any purchase and sale of Shares pursuant to this Section 3.04 shall take place no later than fifteen (15) days after the Determination Date (or, in the case of the Responding Stockholder's failure to deliver the Response Notice within the 5-Business Day period described in Section 3.04(c), as applicable, no later than fifteen (15) Business Days after the first day to occur after the expiration of such 5-Business Day period) or such other date as the parties shall otherwise mutually agree in writing. The Initiating Stockholder Buy-out Price or the Responding Stockholder Buy-out Price, as the case may be, shall be paid at closing by wire transfer of immediately available funds to an account designated in writing by the selling Stockholder (the "**Buy-Sell Selling Stockholder** "). At the closing, the Selling Stockholder shall deliver to the purchasing Stockholder (the "**Buy-Sell Purchasing Stockholder** ") good and marketable title to its Shares, free and clear of all liens and encumbrances. Each such Stockholder agrees to cooperate and take all actions and execute all documents reasonably necessary or appropriate to reflect the purchase of the Buy-Sell Selling Stockholder 's Units by the Buy-Sell Purchasing Stockholder.

(e) Default. If the Buy-Sell Purchasing Stockholder defaults in any of its material closing obligations, then the Buy-Sell Selling Stockholder shall have the option to purchase all of the Buy-Sell Purchasing Stockholder's Shares at a price that is equal to 10.00% of the purchase price payable at the closing.

Section 3.05 Drag-along Rights.

(a) Participation. At any time prior to the consummation of a Qualified Public Offering, if any one or more Stockholders (together with their respective Permitted Transferees) holding no less than a majority of all the then-issued and outstanding Shares on a Fully Diluted Basis (such Stockholder(s), the "**Dragging Stockholder**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Stockholder shall have the right, after delivering the Drag-along Notice in accordance with Section 3.05(c) and subject to compliance with Section 3.05(d), to require that each other Stockholder (each, a "**Drag-along Stockholder**") participate in such Drag-along Sale (including, if necessary, by converting or exercising their Stock Equivalents into the shares of Capital Stock to be sold in the Drag-along Sale) on the same terms and conditions as the Dragging Stockholder as set forth in the applicable Drag-along Notice and in the manner set forth in Section 3.05(b).

(b) Sale of Stock; Sale of Assets. Subject to compliance with Section 3.05(d):

i. If the Drag-along Sale is structured as a Change of Control involving the sale of stock, then each Drag-along Stockholder shall sell, with respect to each class or series of Shares proposed by the Dragging Stockholder to be included in the Drag-along Sale, the number of Shares and/or Stock Equivalents, as applicable, of such class or series equal to the product obtained by multiplying (A) the number of Shares and/or Stock Equivalents of the applicable class or series of Shares on a Fully Diluted Basis held by such Drag-along Stockholder by (B) a fraction (1) the numerator of which is equal to the number of Shares and/or Stock Equivalents of the applicable class or series of Shares on a Fully Diluted Basis that the Dragging Stockholder proposes to sell in the Drag-along Sale and (2) the denominator of which is equal to the number of Shares and/or Stock Equivalents of the applicable class or series of Shares on a Fully Diluted Basis held by the Dragging Stockholder at such time; *provided*, that for purposes of this Section 3.05(b)(i) and the other provisions of this Section 3.05, all classes of Common Stock and applicable Stock Equivalents for Common Stock shall be treated as one class of Shares; and

ii. If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Stockholders, then notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall (A) vote (in person, by proxy or by written consent, as requested) all of its voting securities (including any voting Shares) in favor of the Drag-along Sale (and any related actions necessary to consummate such sale) and otherwise consent to and raise no objection to such Drag-along Sale and such related actions and (B) refrain from taking any actions to exercise, and

shall take all actions to waive, any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c) Drag-along Notice. The Dragging Stockholder shall exercise its rights pursuant to this Section 3.05 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Stockholder no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholders' rights and obligations hereunder and shall describe in reasonable detail:

i. The name(s) of the Third Party Purchaser;

ii. The proposed date, time and location of the closing of the Drag-along Sale;

iii. The proposed amount of consideration in the Drag-along Sale, including, if applicable, the purchase price per share of each applicable class or series of Capital Stock (or applicable Stock Equivalents) to be sold and the other material terms and conditions of the Drag-along Sale; and

iv. A copy of any form of agreement proposed to be executed in connection therewith.

(d) Conditions of Sale. The obligations of the Drag-along Stockholders in respect of a Drag-along Sale under this Section 3.05 are subject to the satisfaction of the following conditions:

i. The consideration to be received by each Drag-along Stockholder shall be the same form and amount of consideration to be received by the Dragging Stockholder per share of Capital Stock of each applicable class or series and the terms and conditions of such sale shall be the same as those upon which the Dragging Stockholder sells its Capital Stock; *provided*, that this Section 3.05(d)(i) condition shall be deemed satisfied even if only Stockholders qualifying as "accredited investors" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock;

ii. If the Dragging Stockholder or any Drag-along Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Stockholders; *provided*, that this Section 3.05(d)(ii) condition shall be deemed satisfied even if only Stockholders qualifying as "accredited investors" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive an option to receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock;

iii. Each Drag-along Stockholder shall execute the applicable purchase agreement (and any related ancillary agreements entered into by the Dragging Stockholder in connection with the Drag-along Sale) and make or provide the same representations, warranties, covenants, indemnities (directly to the Third-Party Purchaser and/or indirectly pursuant to a contribution agreement, as required by the Dragging Stockholder), purchase price adjustments, escrows and other obligations as the Dragging Stockholder makes or provides in connection with the Drag-along Sale; and

iv. if the Dragging Stockholder enters into any negotiation or transaction for which Rule 506 under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation, recapitalization or other reorganization), each Drag-along Stockholder who is not an "accredited investor" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) shall, at the request of the Company, appoint a "purchaser representative" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) designated by the Company, the fees and expenses of which shall be borne by the Dragging Stockholder.

(e) **Cooperation.** Each Drag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

(f) **Fees and Expenses.** The fees and expenses of the Dragging Stockholder (either directly or indirectly by the Company and any Company Subsidiary) incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Stockholders, to the extent not paid or reimbursed by the Company, any Company Subsidiary or the Third

Party Purchaser, shall be shared by the Dragging Stockholder and all the Drag-along Stockholders on a pro rata basis, based on the aggregate consideration received by each such Stockholder in the Drag-along Sale.

(g) **Consummation of Sale.** The Dragging Stockholder shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 90-day period may be extended for a reasonable time not to exceed one hundred twenty (120) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Stockholder has not completed the Drag-along Sale, the Dragging Stockholder may not then exercise its rights under this Section 3.05 without again fully complying with the provisions of this Section 3.05.

(h) **Termination**. This Section 3.05, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

Section 3.06 **Company's Right of Repurchase**. At any time prior to the consummation of an Qualified Public Offering or a Change of Control, at any time within the one hundred eighty (180) calendar days following an act or omission of a Stockholder constituting Cause (as determined solely by the Board), the Company has the right but not the obligation to, at its election in the sole discretion of the Board, require such Stockholder, and any or all of such Stockholder's Permitted Transferees, to sell to the Company all or any portion of the Capital Stock (and/or applicable Stock Equivalents), at the sole election and determination of the Board, held by such Stockholder, or its Permitted Transferees, at an aggregate purchase price for all such Capital Stock (and/or applicable Stock Equivalents) equal to $10.00.

Section 3.07 **Purchase by Stockholder Upon Termination of Marital Relationship**.

(a) If the Marital Relationship of a Stockholder is terminated by death of the Stockholder's Spouse or by Divorce, and the Stockholder does not succeed to all of the Spouse's interest in the Shares held by the Stockholder at such time (the "**Spouse's Interest**," regardless of whether the interest is characterized as marital, nonmarital, community, quasi-community, or separate property, or as property held as joint tenants or tenants in common), then the Spouse or Spouse's estate shall offer to sell to the Stockholder, and the Stockholder shall purchase, the Spouse's Interest in such Shares for their Fair Market Value.

(b) Any Shares held by a Stockholder as a trustee of a trust as a result of the death of the Spouse or the Stockholder's Divorce from the Spouse shall be treated as owned by the Stockholder for purposes of this Agreement.

Section 3.08 **Bankruptcy of a Stockholder**. If any Stockholder becomes a Bankrupt Stockholder, the Company shall have the option, but not the obligation, exercisable by notice from the Board to the Bankrupt Member (or its representative) at any time prior to the one hundred eightieth (180th) day after receipt of notice of the occurrence of the event causing it to become a Bankrupt Stockholder, to purchase all or any portion of the Bankrupt Stockholder's Shares at Fair Market Value (determined as of the date that notice of the exercise of such option is given by the

Board). In the event that notice of the exercise of such option is given by the Board to the Bankrupt Stockholder (or its representative), the Bankrupt Stockholder shall sell its Shares to the Company as provided by this Section 3.08.

ARTICLE IV
COVENANTS

Section 4.01 Inspection Rights. Upon reasonable notice from any Stockholder, the Company shall, and shall cause its directors, officers and employees to, afford each Stockholder and its Representatives reasonable access during normal business hours to (i) the Company's and the Company Subsidiaries' properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the Company and the Company Subsidiaries, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with stockholders, and to permit each Stockholder and its Representatives to examine such documents and make copies thereof, and (iii) the Company's and the Company Subsidiaries' officers, senior employees and public accountants, and to afford each Stockholder and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company and the Company Subsidiaries with their officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Stockholder and its Representatives such affairs, finances and accounts).

Section 4.02 Termination. The covenants contained in this ARTICLE IV shall terminate on the consummation of a Qualified Public Offering.

Section 4.03 Non-compete; Non-solicit.

(a) Non-compete. In light of each Stockholder's access to Confidential Information and position of trust and confidence with the Company, each Stockholder hereby agrees that, during such time the such Stockholder holds any Capital Stock or Stock Equivalents, and for a period of two (2) years, running consecutively, beginning on the last day such Stockholder held or otherwise owned any such Capital Stock or Stock Equivalents (the "**Restricted Period**"), such Stockholder shall not (x) render services or give advice to, or affiliate with (as employee, partner, consultant or otherwise), or (y) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control or participate in the ownership, management, operation or control of, any Competitor or any division or business segment of any Competitor; *provided*, that nothing in this Section 4.03(a) shall prohibit such Stockholder or any of its Permitted Transferees or any of their respective Affiliates from acquiring or owning, directly or indirectly: (i) up to 2.00% of the aggregate voting securities of any Competitor that is a publicly traded Person; or (ii) up to 2.00% of the aggregate voting securities of any Competitor that is not a publicly traded Person, so long as neither such Stockholder nor any of its Permitted Transferees, directly or indirectly through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities). For purposes of this Section 4.03(a), "**Competitor**" means any other Person engaged,

directly or indirectly, in whole or in part, in the same or similar business as the Company, including those engaged in such business within any jurisdiction in which the Company conducts business.

(b) Non-solicit of Employees and Other Service Providers. In light of each Stockholder's access to Confidential Information and position of trust and confidence with the Company, each Stockholder further agrees that, during the Restricted Period, it shall not, directly or indirectly through one or more of any of their respective Affiliates, hire or solicit, or encourage any other Person to hire or solicit, any Person who has been employed or otherwise engaged as a Service Provider by the Company or any Company Subsidiary within one (1) year prior to the date of such hiring or solicitation, or encourage any such Person to leave such employment or engagement. This Section 4.03(b) shall not prevent a Stockholder from hiring or soliciting any employee or other Service Provider, or former employee or other Service Provider, of the Company or any Company Subsidiary who responds to a general solicitation that is a public solicitation of prospective employees or service providers and not directed specifically to any Company or Company Subsidiary employee or other Service Provider.

(c) Non-solicit of Clients. In light of each Stockholder's access to Confidential Information and position of trust and confidence with the Company, each Stockholder further agrees that, during the Restricted Period, it shall not, directly or indirectly through one or more of any of their respective Affiliates, solicit or entice, or attempt to solicit or entice, any clients, customers or suppliers of the Company or any Company Subsidiary for purposes of diverting their business or services from the Company.

(d) Blue Pencil. If any court of competent jurisdiction determines that any of the covenants set forth in this Section 4.03, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power, and is hereby authorized and directed, to modify any such unenforceable provision, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Section 4.03, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by Applicable Law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them.

(e) Survival. The covenants and obligations of each Stockholder under this Section 4.03 shall survive (i) the termination, dissolution, liquidation, and winding up of the Company; (ii) the withdrawal of such Stockholder from the Company; and (iii) such Stockholder's Transfer of its Capital Stock (and/or applicable Stock Equivalents).

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.01 Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company that:

(a) For each such Stockholder that is not an individual, such Stockholder is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

(b) Such Stockholder has full capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Such Stockholder has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(d) The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e) Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to any Capital Stock or Stock Equivalents of the Company, including agreements or arrangements with respect to the acquisition or disposition of any such Capital Stock or Stock Equivalents or any interest therein or the voting of any Capital Stock or Stock Equivalents (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(f) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

ARTICLE VI
MISCELLANEOUS

Section 6.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 6.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 6.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.03):

If to the Company:	JMSquared, PBC 3101 Rivercrest Drive Austin, Texas 78746 E-mail: mason@theconsciouspet.life Attention: Mason Arnold, Chief Executive Officer
with a copy to:	McGovern Law, PLLC E-mail: mmcgovern@mcgovernlaw.com Attention: Michael S. McGovern

If to a Stockholder, to such Stockholder's respective mailing address as set forth in the books and records of the Company.

Section 6.04 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 6.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 6.06 Entire Agreement.

(a) This Agreement, together with the Certificate of Incorporation, any Joinder Agreements, any proprietary information and inventions assignment agreement or similar agreement, any consulting services agreement or similar agreement, any restricted stock

award agreement or similar agreement, or any stock purchase agreement, subscription agreement, or similar agreement executed after the date hereof (collectively, the "**Related Agreements**"), and all related Exhibits and Schedules hereto and thereto constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

(b) Unless otherwise expressly provided in a given Related Agreement, in the event of an inconsistency or conflict between the provisions of this Agreement and any provisions of any Related Agreement with respect to the subject matter herein, the terms of this Agreement shall control.

Section 6.07 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns. This Agreement may not be assigned by any Stockholder except as provided in this Agreement (or as otherwise consented to in a prior writing by the Board) and any such assignment in violation of this Agreement shall be null and void *ab initio*.

Section 6.08 No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and the Requisite Stockholders. Any such written amendment or modification will be binding upon the Company and each Stockholder.

Section 6.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this Section 6.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in, Section 3.03(d)(v), Section 3.05(b)(ii), and Section 6.13 hereof.

Section 6.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 6.12 Submission to Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such courts lack subject-matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by certified or registered mail to the address set forth in Section 6.03 shall be effective service of process for any suit, action or other proceeding brought in any such court.

Section 6.13 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 6.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 6.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section 6.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 6.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 6.18 Legend. In addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Capital Stock shall bear a legend substantially in the following form:

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 6.19 Irrevocable Proxy and Power of Attorney. Each Stockholder hereby appoints the Executive Director and any designee of the Executive Director, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to such Stockholder's Shares (or applicable Stock Equivalents) in accordance with the provisions of Section 3.05 hereof. This proxy and power of attorney is given to secure the performance of the duties of the Stockholders under this Agreement. Each Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by each Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by any Stockholder with respect to such Stockholder's Shares or applicable Stock Equivalents. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of the provisions of ARTICLE II and Section 3.05, respectively, in accordance with their terms.

Section 6.20 Confidentiality.

(a) Each Stockholder acknowledges that during the term of this Agreement, it will have had access to and become acquainted with trade secrets, proprietary information,

and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Stockholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Stockholder is subject, no Stockholder shall, directly or indirectly, disclose or use (other than solely for the purposes of such Stockholder monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Stockholder is or becomes aware. Each Stockholder in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in Section 6.20(a) shall prevent any Stockholder from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to the other Stockholders; (vi) to such Stockholder's Representatives who, in the reasonable judgment of such Stockholder, need to know such Confidential Information and agree to be bound by the provisions of this Section 6.20 as if a Stockholder; or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of any Shares (or applicable Stock Equivalents) from such Stockholder, as long as such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 6.20 as if a Stockholder before receiving such Confidential Information; provided, that in the case of clause (i), (ii), or (iii), such Stockholder shall notify the Company and other Stockholders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Stockholders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 6.20(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or Service Provider in violation of this Agreement; (ii) is or has been independently developed or conceived by such Stockholder without use of Confidential Information; or (iii) becomes available to such Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, the

other Stockholders, or any of their respective Representatives, provided, that such source is not known by the receiving Stockholder to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Stockholder under this Section 6.20 shall survive (i) the termination, dissolution, liquidation, and winding up of the Company; (ii) the withdrawal of such Stockholder from the Company; and (iii) such Stockholder's Transfer of its Shares (or applicable Stock Equivalents).

[**SIGNATURE PAGE FOLLOWS**]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

COMPANY:

JMSQUARED, PBC,
a Delaware public benefit corporation

DocuSigned by:
By: Mason Arnold
CBAD43C6220D4A7...
Name: Mason Arnold
Title: Chief Executive Officer

STOCKHOLDERS:

MESSICA MEDIA, INC.,
a Delaware corporation

DocuSigned by:
By: Mason Arnold
CBAD43C6220D4A7...
Name: Mason Arnold
Title: CEO

DocuSigned by:
Jeff Paine
C8A3FE1028BD42E...
JEFF PAINE

DocuSigned by:
Melanie Macfarlane
40296D76D47442B...
MELANIE MACFARLANE

EXHIBIT A

JOINDER AGREEMENT

THIS JOINDER AGREEMENT (this "**Joinder Agreement**") is entered into on ______ __________________, by and among JMSquared, PBC, a Delaware public benefit corporation (the "**Company**"), the Stockholders (as defined in the Stockholders Agreement (as defined below)), and the undersigned new Stockholder (the "**New Stockholder**"). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Stockholders Agreement.

WHEREAS, the Company and the Stockholders have previously entered into that certain Stockholders Agreement (as amended, modified, supplement, and restated from time-to-time, the "**Stockholders Agreement**"), effective February 17, 2022;

WHEREAS, the Stockholders Agreement provides that the Company shall execute an agreement with each new Stockholder pursuant to which such new Stockholder, for himself or herself and for his or her successors, successors in interest, heirs, legatees, devisees and legal representatives, agree to be bound by the terms and conditions of the Stockholders Agreement, as if an original party to the Stockholders Agreement; and

WHEREAS, the New Stockholders desires to acquire Capital Stock of the Company.

NOW, **THEREFORE**, for and in consideration of the mutual and covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, the Company, on its own behalf and as agent for each existing Stockholder, and the New Stockholder hereby covenant and agree as follows:

1. A true and correct copy of the Stockholders Agreement, as heretofore amended, modified, supplemented, or restated, is attached hereto and incorporated fully herein by reference.

2. The New Stockholder hereby agrees to all of the terms, covenants, conditions, limitations, restrictions and provisions contained in the Stockholders Agreement. By execution of this Joinder Agreement, the New Stockholder agrees to be bound by the terms and conditions of the Stockholders Agreement, including those additional terms set forth below, and agrees that the Stockholders Agreement shall be binding upon and inure to the benefit of the heirs, legatees, devisees, legal representatives, successors and permitted assigns of the New Stockholder.

3. The New Stockholder acknowledges receipt of a true and correct copy of the Stockholders Agreement and further acknowledges that he, she, or it has read the Stockholders Agreement and understands and agrees to abide by all terms, covenants, conditions, limitations, restrictions and provisions contained in the Stockholders Agreement.

4. The New Stockholder hereby becomes a "Stockholder" for all purposes of the Stockholders Agreement as if an original party to the Stockholders Agreement.

[**SIGNATURE PAGE FOLLOWS**]

IN WITNESS WHEREOF, the undersigned have caused this Joinder Agreement to be executed on the date first above written.

COMPANY:

JMSQUARED, PBC,
a Delaware public benefit corporation

By: ____________________________
Name: Mason Arnold
Title: Chief Executive Officer

NEW STOCKHOLDER:

By: ____________________________

Name: __________________________

Address: ________________________

____

EXHIBIT B

SPOUSE'S AGREEMENT

The undersigned, being the spouse of ____, a Stockholder of JMSquared, PBC, a Delaware public benefit corporation (the "**Corporation**"), does hereby acknowledge receipt of a copy of that certain Stockholders Agreement (as amended, modified, supplement, and restated from time-to-time, the "**Agreement**"), effective February 17, 2022, to which this Spouse's Agreement is attached as **Exhibit B**, and does hereby understand and agree to be bound by the provisions of the Agreement to the extent applicable to the undersigned. The undersigned further acknowledges and agrees that he or she shall not become or be deemed to be a Stockholder (as defined in the Agreement) of the Corporation except in accordance with the Agreement.

____
Signature

____
Printed Name

____
Date